

Mail Stop 7010

December 22, 2008

China Advanced Construction Materials Group, Inc.
Attention: Xianfu Han, Chief Executive Officer
Yingu Plaza, 9 Beisihuanxi Road, Suite 1708
Haidian District, Beijing 100080 PRC

Re: China Advanced Construction Materials Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 10, 2008
File No. 333-152918

Dear Mr. Han:

We have reviewed your filing and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

Financial Statements

Statement of Cash Flows, page F-6

1.   Please tell us how you determined that changes in "other payables-shareholders" should be included in cash flow from operating activities instead of cash flows from financing activities in accordance in accordance with paragraph 18 of SFAS 95.

Redeemable Preferred Stock, pages F-15 and F-44

2.   We have read your response to comment two from our letter dated November 20, 2008. It remains unclear how you determined it was appropriate to account for the convertible preferred stock as a liability pursuant to SFAS 150. Based on the guidance in paragraph A9 of SFAS 150, your preferred stock does not appear to be mandatorily redeemable because the redemption is conditional and contingent upon the holder not exercising its option to convert its preferred stock into common shares. Please further advise. Please also address your treatment of the convertible preferred stock in your determination of basic and diluted earnings per share.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, staff accountant, at (202) 551-3733 or Nudrat Salik, staff accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief